04030248

hannover re

PRESS RELEASE

Hannover Re records another highly gratifying quarterly result

- **Vigorous surge in profitability despite considerable premium decline**
- **Operating profit (EBIT) + 41.8%**
- **Quarterly net income + 36.1%**
- **Net investment income + 43.5%**
- **Combined ratio in property and casualty reinsurance 95.4%**

SUPPL

Hannover, 17 May 2004: In its report on the first quarter of 2004 published today Hannover Re expressed considerable satisfaction with its start into the new financial year.

The company was again able to profit from the opportunities offered by the reinsurance markets and generated excellent results despite markedly lower gross premium income than in the comparable quarter of the previous year – in part due to exchange-rate effects. The operating profit (EBIT) as at 31 March 2004 increased by almost 42% year-on-year to 154.5 million euro. Quarterly net income grew by a good 36% to 96.9 million euro, or 80 cents (73 cents) a share. "With our 'More from less' initiative we have established a solid foundation for the accomplishment of our ambitious annual targets and demonstrated that the primary concern in our industry is profit, not volume", Wilhelm Zeller, Chairman of the Executive Board, emphasised. He sums up this business principle by the catchphrase "Volume is vanity, profit is sanity".

Hannover Re has further reinforced its financial strength: stockholders' equity increased by more than 10% compared to the position as at year-end 2003 to reach 2.7 billion euro. The subordinated debt of 750 million euro that was successfully placed in February 2004 further contributed to the strengthening of the equity base.

Gross written premiums across all four business groups contracted substantially by 21.8%, amounting to 2.5 billion euro (3.2 billion euro) for the first quarter of 2004. At constant euro exchange rates, especially against the US dollar, the decline would have been 15.2%. Parallel to this development the level of retained premiums from the business written increased appreciably, as a consequence of which net premiums fell by a mere 4.5% to 1.6 billion euro (1.7 billion euro). After allowance for exchange-rate effects, this figure is roughly on a par with the previous year.

...

The treaty renewals in **property and casualty reinsurance** as at 1 January 2004, when roughly two-thirds of all treaties were renegotiated, were highly successful. This positive trend was sustained as at the renewal date of 1 April 2004. Further improvements in rates and conditions were obtained in almost all lines. As Mr. Zeller pointed out: "We used this development to further optimise our portfolio for the years ahead. Most importantly, we scaled back high-volume but lower-margin proportional business while at the same time continuing to expand our involvement in the casualty sector". The fact that gross premiums still declined by an appreciable 20.2% to 1.2 billion euro (1.5 billion euro) was due in particular to the restructuring of HDI business and the "More from less" initiative. In the former case, Hannover Re no longer accepts the entire volume of its affiliates but only the portion that it intends to retain. Although this reduces the gross premium it also decreases the reinsurance recoverables, the level of which has been under critical scrutiny by the rating agencies since last year. Under the "More from less" initiative acceptances are scaled back in those areas offering only below-average profitability. The contraction in premium income was also due not least to the influence of exchange rates: had it not been for the appreciation of the euro – especially against the US dollar – the decrease would have been 15.3%. Net premiums fell less sharply by 6.4% to 669.9 million euro (715.9 million euro).

The claims experience in the first quarter was satisfactory. The burden of major losses – at 28.3 million euro or 4.2% of net premiums – was somewhat below the multi-year average; no major losses had been recorded in the same period of the previous year. The good quality of the business written and the favourable market conditions caused the combined ratio to decrease to 95.4%, a further significant improvement on both the same period of the previous year (100.3%) and the full 2003 financial year (96.0%). This is all the more remarkable given the enlarged proportion of long-tail casualty business – where, unlike in the property lines, the combined ratio typically is significantly higher in the year when a treaty is first concluded.

The improved underwriting result of 30.5 million euro (-1.9 million euro) produced another substantially higher operating profit (EBIT) of 75.4 million euro in property and casualty reinsurance, a rise of 43.6% compared to the previous year (52.5 million euro). Quarterly net income was also boosted by 15.5% to 39.9 million euro (34.6 million euro), or 33 cents (35 cents) a share.

Results in **life and health reinsurance** developed very favourably in the first quarter of 2004. As in property and casualty reinsurance, however, gross premiums contracted sharply by 22.2% to 444.0 million euro (570.8 million euro). This was attributable, firstly, to the discontinuation of a major account in the United Kingdom and, secondly, to the weakness of the US dollar. Without the exchange-rate effects the decline in gross premiums would have been 17.7%. Net premiums earned decreased less markedly by 17.9% to 399.9 million euro

(487.1 million euro). "Although experience shows that we can expect premiums to grow more strongly in the second half than in the early part of the year, we attach greater importance to profitability than premium", Mr. Zeller remarked. As at 31 March 2004 Hannover Re, which operates in this business group under the worldwide brand Hannover Life Re, generated an operating profit (EBIT) of 24.1 million euro (15.9 million euro), a rise of 52.3%. Quarterly net income even increased by as much as 69.8% to 16.4 million euro (9.6 million euro), or 14 cents (10 cents) a share.

The development of **financial reinsurance** was once again especially gratifying. Following rapid growth in gross premiums in the same period of the previous year (110.8%), premium income contracted as expected by 22.7% to 353.7 million euro (457.6 million euro). At constant exchange rates he decline would have been 14.4%. Net premiums climbed by 5.3% to 249.0 million euro (236.5 million euro) due to the increased retention. Improved investment income produced another sizeable rise of 84.6% in the operating profit (EBIT) to 32.6 million euro (17.7 million euro). Net income after tax grew even more impressively, surging by 102.8% to 26.0 million euro after more than doubling year-on-year in the same period of 2003 relative to 2002. This corresponded to earnings of 21 cents (13 cents) a share.

In **program business** Hannover Re moved forward with its efforts to bring about a sustained improvement in profitability. "In the current year we therefore maintained our focus on the quality of the business", Mr. Zeller stated. Gross written premiums fell by 24.5% to 487.0 million euro (645.1 million euro). Again, this decline was due in part to exchange-rate effects. The relative weakness of the US dollar impacted the heavily US-weighted portfolio of program business particularly severely. At constant exchange rates gross premiums would have contracted by just 13.5%. Due to a higher retention, however, net premiums increased appreciably by 19.4% to 282.4 million euro (236.4 million euro).

The combined ratio rose to 97.4% (92.1%), principally on account of the higher retention. The operating profit (EBIT) was slightly lower at 22.3 million euro. The quarterly net income of 14.6 million euro nevertheless improved on the same period of the previous year (14.1 million euro) by 3.1%, or 12 cents (15 cents) a share.

Hannover Re is highly satisfied with the development of its **net investment income**. Particularly against the backdrop of a very strong underwriting cash flow, the volume of assets – including funds held by ceding companies – grew by 16.3% to 23.8 billion euro (20.5 billion euro). The ordinary income of 257.2 million euro remained virtually unchanged from the previous year (260.2 million euro) – in large part due to a decline in interest on reinsurance deposits. In the first three months of the year under review profits of altogether 77.2 million euro (45.6 million euro) were realised on the disposal of investments. This contrasted

with realised losses of 6.5 million euro (4.4 million euro). Write-downs of a mere 14.2 million euro were necessary in the period until 31 March 2004; the figure had been as high as 75.3 million euro in the same period of the previous year. Against this backdrop Hannover Re boosted its net investment income by 43.5% to 298.5 million euro (208.0 million euro).

Outlook

"We expect our business to continue to develop favourably in the course of the 2004 financial year", Mr. Zeller concluded. It is evident from the treaty renewal season in *property and casualty reinsurance* that the advantageous market rates and conditions are holding firm. In view of the restructuring of the HDI business, the "More from less" initiative and the protracted dollar weakness, however, Hannover Re expects lower premium volume in property and casualty reinsurance for the full year, too. Assuming that the major loss experience remains in line with the multi-year average, the result should once again surpass the previous year.

In *life and health reinsurance* the company expects premium income to remain largely stable; the results should continue to develop favourably.

In *financial reinsurance* too a slight reduction in premium is anticipated, albeit with another significant profit contribution.

Profitability in *program business* is likely to improve on the first quarter of the year under review. Gross premium income – adjusted for exchange-rate effects – will probably be roughly on a par with the previous year, while net income should be higher year-on-year.

Provided there are no unusual movements on capital markets, Hannover Re expects *net investment income* to at least match – if not exceed – the previous year. The sustained positive underwriting cash flow should further boost the volume of assets, with favourable implications – despite the continuing low yield level – for net investment income.

As Mr. Zeller affirmed: "In light of the developments described above, and provided the burden of major losses remains within the bounds of the multi-year average and there are no adverse movements on capital markets, we stand by our forecast of February 2004 and anticipate consolidated net income of between 390 and 430 million euro".

For further information, please contact Eric Schuh (tel. +49/ 511/ 56 04-15 00; fax +49/ 511/ 56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re**, with gross premiums of approximately EUR 11 billion, is one of the five largest reinsurance groups in the world.*

It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").

Key Figures of the Hannover Re Group (US GAAP basis)

in EUR million	Q1/2004	Variance	Q1/2003	2003
Hannover Re Group				
Gross written premiums	2,464.3	(21.8%)	3,152.1	11,342.9
Net premiums earned	1,601.2	(4.5%)	1,675.9	8,155.6
Net underwriting result	(55.3)	(41.2%)	(94.0)	(234.6)
Net investment income	298.5	43.5%	208.0	1071.5
Operating profit (EBIT)	154.5	41.8%	109.0	732.1
Net income (after tax)	96.9	36.1%	71.2	354.8
Earnings per share in EUR	0.80	9.6%	0.73	3.24
Policyholders' surplus[1]	4,393.5	48.6%	2,956.0	3,680.4
Investments (with funds held by ceding companies)	23,791.7	16.3%	20,455.2	22,031.1
Total Assets	35,343.4	4.8%	33,735.9	32,974.7
Bookvalue per share in EUR	22.04	22.0%	18.07	19.94
Retention ratio	79.5%		71.6%	71.9%
Net return on premium[2]	9.7%		6.5%	9.0%
Return on equity (after tax)[3]	15.3%		16.3%	17.1%
Property/Casualty reinsurance				
Gross written premiums	1,179.7	(20.2%)	1,478.7	4,787.1
Net premiums earned	669.9	(6.4%)	715.9	3,500.0
Net underwriting result	30.5		(1.9)	141.1
Operating profit (EBIT)	75.4	43.6%	52.5	465.9
Net income (after tax)	39.9	15.5%	34.6	167.0
Retention ratio	82.0%		71.3%	72.2%
Combined ratio	95.4%		100.3%	96.0%
Net return on premium[2]	11.3%		7.3%	13.3%
Life/Health reinsurance				
Gross written premiums	444.0	(22.2%)	570.8	2,276.3
Net premiums earned	399.9	(17.9%)	487.1	1,936.3
Operating profit (EBIT)	24.1	52.3%	15.9	61.0
Net income (after tax)	16.4	69.8%	9.6	46.6
Retention ratio	90.4%		84.7%	85.1%
Combined ratio[4]	97.6%		99.4%	98.1%
Net return on premium[2]	6.0%		3.3%	3.2%
Financial reinsurance				
Gross written premiums	353.7	(22.7%)	457.6	1,632.7
Net premiums earned	249.0	5.3%	236.5	1,563.4
Operating profit (EBIT)	32.6	84.6%	17.7	148.2
Net income (after tax)	26.0	102.8%	12.8	99.1
Retention ratio	98.2%		94.0%	94.3%
Combined ratio[4]	97.1%		96.9%	95.7%
Net return on premium[2]	13.1%		7.5%	9.5%
Program business				
Gross written premiums	487.0	(24.5%)	645.1	2,646.7
Net premiums earned	282.4	19.4%	236.4	1,155.9
Net underwriting result	7.4	(60.1%)	18.6	20.0
Operating profit (EBIT)	22.3	(2.7%)	22.9	57.1
Net income (after tax)	14.6	3.1%	14.1	42.2
Retention ratio	50.1%		44.8%	46.4%
Combined ratio	97.4%		92.1%	98.3%
Net return on premium[2]	7.9%		9.7%	4.9%

[1] Total stockholders' equity + minority interests + hybrid capital
[2] Operating profit (EBIT) / net premiums earned
[3] Quarterly figures are annualised
[4] Including interest income on contract deposits and funds withheld

hannover rück

PRESSE INFORMATION

RECEIVED
2004 MAY 19 P 3:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hannover Rück erneut mit sehr erfreulichem Quartalsergebnis

- **Kräftige Gewinnsteigerung trotz erheblichen Prämienrückgangs**
- **Operatives Ergebnis (EBIT) + 41,8 %**
- **Quartalsüberschuss + 36,1 %**
- **Kapitalanlageergebnis + 43,5 %**
- **Schaden-/Kostenquote der Schaden-Rückversicherung 95,4 %**

Hannover, 17. Mai 2004: In dem heute vorgelegten Bericht zum 1. Quartal 2004 zeigt sich die Hannover Rück mit ihrem Start in das neue Geschäftsjahr sehr zufrieden.

Das Unternehmen konnte erneut die Chancen der Rückversicherungsmärkte profitabel nutzen und trotz eines – auch währungsbedingten – deutlichen Rückgangs der Brutto-Prämieneinnahmen gegenüber dem Vergleichsquartal ausgezeichnete Ergebnisse erzielen. Das operative Ergebnis (EBIT) zum 31.3.2004 stieg gegenüber der Vergleichsperiode um knapp 42 % auf 154,5 Mio. EUR. Der Quartalsüberschuss erhöhte sich um gut 36 % auf 96,9 Mio. EUR; dies entspricht einem Ergebnis je Aktie von 0,80 EUR (0,73 EUR). „Mit unserer ‚More from less'-Initiative haben wir eine gute Grundlage zur Erreichung unserer ambitionierten Jahresziele gelegt und bewiesen, dass es in unserer Branche nicht primär um Volumen, sondern um Gewinne geht", betonte der Vorstandsvorsitzende Wilhelm Zeller. Er beschreibt dieses Geschäftsprinzip mit „Volume is vanity, profit is sanity".

Weiter verbessert zeigt sich die Kapitalstärke der Hannover Rück: Das Eigenkapital erhöhte sich gegenüber dem Vorjahresende um über 10 % auf 2,7 Mrd. EUR. Die im Februar 2004 erfolgreich platzierte nachrangige Schuldverschreibung in Höhe von 750 Mio. EUR hat darüber hinaus dazu beigetragen, die Kapitalbasis noch weiter zu stärken.

Die gebuchte Bruttoprämie für alle vier Geschäftsfelder reduzierte sich deutlich um 21,8 %. Sie beträgt für das 1. Quartal 2004 2,5 Mrd. EUR (3,2 Mrd. EUR). Bei konstanten Währungskursen des Euro, insbesondere gegenüber dem US-Dollar, hätte der Rückgang 15,2 % betragen. Parallel dazu wurde der Selbstbehalt am übernommenen Geschäft spürbar erhöht, so dass sich die Nettoprämie lediglich um 4,5 % auf

1,6 Mrd. EUR (1,7 Mrd. EUR) reduzierte und währungskursbereinigt in etwa der Vorjahreshöhe entspricht.

Die Vertragserneuerungen in der **Schaden-Rückversicherung** zum 1. Januar 2004, bei denen etwa zwei Drittel aller Verträge verhandelt werden, verliefen sehr erfolgreich. Diese positive Entwicklung hat sich auch zum Erneuerungstermin 1. April 2004 fortgesetzt. In fast allen Sparten konnten nochmals Raten- und Konditionsverbesserungen durchgesetzt werden. „Wir haben diese Entwicklung genutzt, um unser Portefeuille für die kommenden Jahre weiter zu optimieren. Dabei haben wir insbesondere das volumenträchtige, aber margenschwächere proportionale Geschäft reduziert und gleichzeitig unser Engagement im Haftpflichtbereich nochmals erhöht"; betonte Zeller. Dass dennoch die Bruttoprämie deutlich um 20,2 % auf 1,2 Mrd. EUR (1,5 Mrd. EUR) zurückgegangen ist, liegt insbesondere an der Neustrukturierung des HDI-Geschäfts und der Initiative „More from less". Bei Ersterem übernimmt die Hannover Rück nicht mehr das gesamte Geschäftsvolumen ihrer Schwestergesellschaften, sondern nur noch den Teil, den sie selbst behält. Dies reduziert zwar die Bruttoprämie, aber auch die Forderungen gegenüber anderen Rückversicherern, die so genannten „Reinsurance Recoverables", deren Höhe von den Ratingagenturen seit letztem Jahr mit kritischer Aufmerksamkeit betrachtet wird. Bei der „More from less"-Initiative werden Zeichnungen für jene Bereiche zurückgefahren, die eine nur unterdurchschnittliche Profitabilität erzielen. Ein weiterer Grund für den Rückgang der Prämieneinnahmen war nicht zuletzt der Einfluss der Währungskurse: Ohne die Erstarkung des Euro – insbesondere gegenüber dem US-Dollar – hätte der Rückgang 15,3 % betragen. Die Nettoprämie sank weniger stark um 6,4 % auf 669,9 Mio. EUR (715,9 Mio. EUR).

Die Schadenentwicklung war im 1. Quartal zufrieden stellend. Die Großschadenbelastung lag mit 28,3 Mio. EUR oder 4,2 % der Nettoprämie etwas unterhalb des langjährigen Durchschnitts; im gleichen Zeitraum des Vorjahres waren keine Großschäden zu verzeichnen gewesen. Die gute Qualität des gezeichneten Geschäfts und die positiven Marktbedingungen führten zu einer erneuten, deutlichen Verbesserung der kombinierten Schaden-/Kostenquote auf 95,4 %, sowohl im Vergleich zur Vorjahresperiode (100,3 %) als auch gegenüber dem vollen Geschäftsjahr 2003 (96,0 %). Dies ist umso bemerkenswerter, als sich der Anteil des lang abwickelnden Haftpflichtgeschäfts – dessen Schaden-/Kostenquote bei Vertragsabschluss deutlich höher liegt als beim Sachgeschäft – vergrößert hat.

Das verbesserte versicherungstechnische Ergebnis von 30,5 Mio. EUR (-1,9 Mio. EUR) führte in der Schaden-Rückversicherung erneut zu einem deutlichen Anstieg des operativen Ergebnisses (EBIT) um 43,6 % auf 75,4 Mio. EUR (52,5 Mio. EUR). Auch der Quartalsüberschuss konnte um 15,5 % auf 39,9 Mio. EUR (34,6 Mio. EUR) gesteigert werden. Der Gewinn je Aktie betrug 0,33 EUR (0,35 EUR).

Die Ergebnisse in der **Personen-Rückversicherung** haben sich im 1. Quartal 2004 sehr positiv entwickelt. Allerdings war – wie auch in der Schaden-Rückversicherung – auch hier ein deutlicher Rückgang der Bruttoprämien um 22,2 % auf 444,0 Mio. EUR (570,8 Mio. EUR) zu verzeichnen. Dies ist einerseits auf den Wegfall einer großen Geschäftsbeziehung in Großbritannien und andererseits auf den schwachen Dollar zurückzuführen. Ohne den Währungskurseffekt hätte der Rückgang der Bruttoprämie 17,7 % betragen. Die verdiente Nettoprämie reduzierte sich weniger deutlich um 17,9 % auf 399,9 Mio. EUR (487,1 Mio. EUR). „Obwohl wir erfahrungsgemäß davon ausgehen können, dass sich die Prämie in der zweiten Jahreshälfte stärker als zu Beginn eines Jahres entwickelt, ist uns die Ergebnissituation wichtiger als die Prämie", sagte Zeller. Zum 31.3.2004 erzielte die Hannover Rück, die in diesem Geschäftsfeld weltweit unter dem Markennamen Hannover Life Re auftritt, ein operatives Ergebnis (EBIT) von 24,1 Mio. EUR (15,9 Mio. EUR); dies entspricht einer Steigerung von 52,3 %. Der Quartalsüberschuss erhöhte sich sogar um 69,8 % auf 16,4 Mio. EUR (9,6 Mio. EUR). Somit steuert die Personen-Rückversicherung 0,14 EUR (0,10 EUR) Gewinn je Aktie zum Konzernergebnis bei.

Besonders erfreulich entwickelte sich wieder die **Finanz-Rückversicherung**. Nach dem rasanten Wachstum der Bruttoprämie in der Vorjahresperiode (110,8 %) gingen die Prämieneinnahmen erwartungsgemäß um 22,7 % auf 353,7 Mio. EUR (457,6 Mio. EUR) zurück. Bei konstanten Währungskursen hätte der Rückgang 14,4 % betragen. Auf Grund eines erhöhten Selbstbehalts stieg die Nettoprämie um 5,3 % auf 249,0 Mio. EUR (236,5 Mio. EUR). Ein verbessertes Kapitalanlageergebnis führte zu einem erneut deutlichen Anstieg des operativen Ergebnisses (EBIT) um 84,6 % auf 32,6 Mio. EUR (17,7 Mio. EUR). Noch eindrucksvoller entwickelte sich der Überschuss nach Steuern: Dieser konnte um 102,8 % auf 26,0 Mio. EUR gesteigert werden, nachdem er auch schon im Vorjahreszeitraum gegenüber dem Jahr 2002 mehr als verdoppelt worden war. Der Gewinn je Aktie betrug 0,21 EUR (0,13 EUR).

Im **Programmgeschäft** ist die Hannover Rück weiter auf dem Weg, die Profitabilität nachhaltig zu verbessern. „Wir haben deshalb auch im laufenden Jahr den Fokus auf die Qualität des Geschäfts gelegt", sagte Zeller. Die gebuchte Bruttoprämie sank um 24,5 % auf 487,0 Mio. EUR (645,1 Mio. EUR). Dieser Rückgang ist auch auf Währungskurseffekte zurückzuführen. Die relative Schwäche des US-Dollars wirkte sich im US-lastigen Programmgeschäft besonders stark aus. Deshalb wäre bei konstanten Wechselkursen die Bruttoprämie nur um 13,5 % gesunken. Auf Grund eines gestiegenen Selbstbehalts erhöhte sich die Nettoprämie jedoch deutlich um 19,4 % auf 282,4 Mio. EUR (236,4 Mio. EUR).

Die kombinierte Schaden-/Kostenquote stieg auf 97,4 % (92,1 %); hierfür war im Wesentlichen der höhere Selbstbehalt ausschlaggebend. Das operative Ergebnis (EBIT) reduzierte sich leicht auf 22,3 Mio. EUR. Der Quartalsüberschuss konnte mit 14,6 Mio. EUR jedoch gegenüber der Vorjahresperiode um 3,1 % verbessert werden (14,1 Mio. EUR); dies entspricht einem Gewinn je Aktie von 0,12 EUR (0,15 EUR).

Mit der Entwicklung des **Kapitalanlageergebnisses** ist die Hannover Rück sehr zufrieden. Insbesondere auf Grund eines sehr positiven versicherungstechnischen Cashflows stieg das Volumen der Kapitalanlagen inklusive Depotforderungen um 16,3 % auf 23,8 Mrd. EUR (20,5 Mrd. EUR). Die ordentlichen Kapitalanlageerträge blieben mit 257,2 Mio. EUR gegenüber dem Vorjahr (260,2 Mio. EUR) – im Wesentlichen bedingt durch einen Rückgang der Depotzinsen – nahezu konstant. In den ersten drei Monaten des Berichtsjahrs wurden insgesamt 77,2 Mio. EUR (45,6 Mio. EUR) an Gewinnen aus dem Abgang von Kapitalanlagen realisiert. Dem standen realisierte Verluste von 6,5 Mio. EUR (4,4 Mio. EUR) gegenüber. Abschreibungen auf Wertpapiere waren bis zum 31.3.2004 lediglich in Höhe von 14,2 Mio. EUR notwendig; im Vorjahreszeitraum hatten die Abschreibungen noch 75,3 Mio. EUR betragen. Vor diesem Hintergrund konnte die Hannover Rück ein um 43,5 % gestiegenes Netto-Kapitalanlageergebnis von 298,5 Mio. EUR (208,0 Mio. EUR) erzielen.

Ausblick

„Wir erwarten für den weiteren Verlauf des Berichtsjahres 2004 eine unverändert positive Geschäftsentwicklung", sagte Zeller. Die Vertragserneuerungssaison in der *Schaden-Rückversicherung* hat gezeigt, dass die vorteilhaften Raten und Konditionen weiterhin anhalten. Auf Grund der Neustrukturierung des HDI-Geschäfts, der Initiative „More from less" und der anhaltenden Dollar-Schwäche rechnet die Hannover Rück allerdings auch für das ganze Jahr mit einem Prämienrückgang in der Schaden-Rückversicherung. Unter der Prämisse, dass die Großschadenentwicklung sich im langjährigen Durchschnitt bewegt, sollte das Ergebnis erneut höher ausfallen als im Vorjahr.

In der *Personen-Rückversicherung* geht das Unternehmen von einem weitgehend konstanten Prämienvolumen aus; die Ergebnisse sollten sich weiter positiv entwickeln.

Auch in der *Finanz-Rückversicherung* ist mit einem leichten Prämienrückgang, aber einem erneut signifikanten Ergebnisbeitrag zu rechnen.

Im *Programmgeschäft* wird von einer verbesserten Profitabilität gegenüber dem ersten Quartal des Berichtsjahres ausgegangen. Die Bruttoprämie dürfte sich währungsbereinigt etwa auf Vorjahresniveau bewegen, das Ergebnis sollte gegenüber dem Vergleichszeitraum gesteigert werden können.

Für 2004 erwartet die Hannover Rück – eine normale Entwicklung des Kapitalmarktes unterstellt – ein *Kapitalanlageergebnis* mindestens auf Vorjahresniveau. Der noch immer positive versicherungstechnische Cashflow sollte zu einem weiteren Anstieg der Kapitalanlagen führen und sich – trotz der unverändert niedrigen Renditen – positiv auf das Kapitalanlageergebnis auswirken.

„Angesichts der dargestellten Entwicklungen, einer Großschadenbelastung im langjährigen Durchschnitt sowie ausbleibender negativer Entwicklungen auf den Kapitalmärkten halten wir an unserer im Februar 2004 abgegebenen Prognose fest und gehen von einem Konzernjahresüberschuss zwischen 390 und 430 Mio. EUR aus", unterstrich Zeller.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: eric.schuh@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 11 Mrd. EUR eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

in Mio. EUR	1Q/2004	+/- Vorjahr	1Q/2003	2003
Hannover Rück-Gruppe				
Gebuchte Bruttoprämien	2.464,3	-21,8%	3.152,1	11.342,9
Verdiente Nettoprämien	1.601,2	-4,5%	1.675,9	8.155,6
Versicherungstechnisches Ergebnis	-55,3	-41,2%	-94,0	-234,6
Kapitalanlageergebnis	298,5	43,5%	208,0	1.071,5
Operatives Ergebnis (EBIT)	154,5	41,8%	109,0	732,1
Jahresüberschuss nach Steuern	96,9	36,1%	71,2	354,8
Ergebnis je Aktie in EUR	0,80	9,6%	0,73	3,24
Haftendes Kapital[1]	4.393,5	48,6%	2.956,0	3.680,4
Kapitalanlagen (inkl. Depotforderungen)	23.791,7	16,3%	20.455,2	22.031,1
Bilanzsumme	35.343,4	4,8%	33.735,9	32.974,7
Buchwert je Aktie in EUR	22,04	22,0%	18,07	19,94
Selbstbehalt	79,5%		71,6%	71,9%
Umsatzrendite[2]	9,7%		6,5%	9,0%
Eigenkapitalrendite (nach Steuern)[3]	15,3%		16,3%	17,1%
Schaden-Rückversicherung				
Gebuchte Bruttoprämien	1.179,7	-20,2%	1.478,7	4.787,1
Verdiente Nettoprämien	669,9	-6,4%	715,9	3.500,0
Versicherungstechnisches Ergebnis	30,5		-1,9	141,1
Operatives Ergebnis (EBIT)	75,4	43,6%	52,5	465,9
Jahresüberschuss nach Steuern	39,9	15,5%	34,6	167,0
Selbstbehalt	82,0%		71,3%	72,2%
Kombinierte Schaden-/Kostenquote	95,4%		100,3%	96,0%
Umsatzrendite[2]	11,3%		7,3%	13,3%
Personen-Rückversicherung				
Gebuchte Bruttoprämien	444,0	-22,2%	570,8	2.276,3
Verdiente Nettoprämien	399,9	-17,9%	487,1	1.936,3
Operatives Ergebnis (EBIT)	24,1	52,3%	15,9	61,0
Jahresüberschuss nach Steuern	16,4	69,8%	9,6	46,6
Selbstbehalt	90,4%		84,7%	85,1%
Kombinierte Schaden-/Kostenquote[4]	97,6%		99,4%	98,1%
Umsatzrendite[2]	6,0%		3,3%	3,2%
Finanz-Rückversicherung				
Gebuchte Bruttoprämien	353,7	-22,7%	457,6	1.632,7
Verdiente Nettoprämien	249,0	5,3%	236,5	1.563,4
Operatives Ergebnis (EBIT)	32,6	84,6%	17,7	148,2
Jahresüberschuss nach Steuern	26,0	102,8%	12,8	99,1
Selbstbehalt	98,2%		94,0%	94,3 %
Kombinierte Schaden-/Kostenquote[4]	97,1%		96,9%	95,7 %
Umsatzrendite[2]	13,1%		7,5%	9,5%
Programmgeschäft				
Gebuchte Bruttoprämien	487,0	-24,5%	645,1	2.646,7
Verdiente Nettoprämien	282,4	19,4%	236,4	1.155,9
Versicherungstechnisches Ergebnis	7,4	-60,1%	18,6	20,0
Operatives Ergebnis (EBIT)	22,3	-2,7%	22,9	57,1
Jahresüberschuss nach Steuern	14,6	3,1%	14,1	42,2
Selbstbehalt	50,1%		44,8%	46,4 %
Kombinierte Schaden-/Kostenquote	97,4%		92,1%	98,3 %
Umsatzrendite[2]	7,9%		9,7%	4,9%

[1] Eigenkapital + Minderheitsanteile + Hybridkapital
[2] Operatives Ergebnis (EBIT) / verdiente Nettoprämien
[3] Quartale wurden annualisiert
[4] einschließlich Depotzinsen